Exhibit 2.1

OIL AND GAS LEASE

This oil and gas lease (the “Lease”) made this 6th day of March 2012, between CAM - Ohio Real Estate LLC, herein called “Lessor” (collectively if there is more than one) whose address is P.O Box 415, Hopedale, Ohio 43976 and Chesapeake Exploration, L.L.C., hereinafter called “Lessee,” whose address is 6100 North Western, Oklahoma City, Oklahoma 73118.

ARTICLE I.                                GRANT OF LEASE

Lessor, in consideration of the payments described herein and the covenants and agreements hereinafter contained, does hereby lease to the Lessee the land described below exclusively for the purpose of carrying on geophysical and other exploratory work, including core drilling, and the drilling, operating for, and producing of all the oil, gas, casinghead gas, casinghead gasoline and all other gases and their respective constituent vapors, liquid or gaseous hydrocarbons produced in association therewith, together with such rights as may be necessary or convenient for Lessee to use or install roads, electric power and telephone facilities, and to construct pipelines with appurtenant facilities, including data acquisition, compression and collection facilities for use in the production and transportation of products from the Leased Premises, or lands pooled therewith, across the Leased Premises; and to use and occupy the subsurface for a wellbore or wellbores to drill across, through and under the Leased Premises (herein called “Lease Products”).

1.                                       Description of the Land Included in this Lease

The land included in this Lease, herein called the “Leased Premises” is located in the County of Harrison, State of Ohio, with a permanent parcel number (or numbers), legal descriptions, and deed references as described in the attached Exhibit “A”.  This Lease also covers and includes, in addition to that above described, all land, if any, contiguous or adjacent to or adjoining the land above described and owned or claimed by Lessor, by limitation, prescription, possession, reversion or unrecorded instrument.

2.                                       Limitations on Grant of Lease

(a)                                  Lessor’s Reserved Rights. Lessor reserves all rights not specifically granted to Lessee in this Lease.

(b)                                 Lessor Structures and Improvements. Lessor reserves the right to construct any structure or other improvements at any location selected by Lessor anywhere on the Leased Premises, subject to those rights granted and locations identified in Article V(1)(q) of this Lease and Exhibit B. Lessee will not locate any equipment, nor conduct any operations within 300 feet of the proposed structure or improvement without Lessor’s prior written permission.

(c)                                  Activities. Lessor reserves the right to initiate or continue current activities (including timbering) on the Leased Premises. If Lessor decides to conduct agricultural activities on the Leased Premises, Lessee will accommodate Lessor’s agricultural use.

(d)                                 Other Minerals Reserved. This Lease does not include and there is hereby excepted and reserved unto Lessor all of the sulfur, coal, lignite, uranium, and other fissionable material, geothermal energy, base and precious metals, rock, stone, gravel, and any other mineral substances (excepting those described above in the Grant of Lease) presently owned by Lessor in, under, or upon the Leased Premises, together with rights of ingress and egress and use of the Leased Premises by Lessor or its lessees or assignees for purposes of exploration for and production and marketing of the materials and minerals reserved hereby.

3.                                       Unitization — Pooled Units

Subject to any limitations below, Lessee is granted the right, at its option, to pool or unitize any land covered by this Lease with any other contiguous lands included with other leases as to any or all horizons or gas, oil, or other minerals described above in the Grant of Lease in this Lease so as to establish pooled units. No pooled unit for any vertical well with no horizontal drilling component which includes any portion of the Leased Premises shall exceed sixty (60) acres. No pooled unit for any well that includes lateral or horizontal drilling shall exceed one thousand two hundred and eighty (1,280) acres. Upon written request from Lessor, Lessee shall furnish to Lessor a copy of the declaration or proposed declaration of the unit of which any portion of the Leased Premises shall be a part, including a copy of all plats, maps, and exhibits to such application or declaration.  Pooling or unitizing in one or more instances shall not exhaust Lessee’s pooling and unitizing rights hereunder, and Lessee is granted the right to change the size, shape, and conditions of operation or payment of any unit created.  Insofar as reasonable, taking into consideration the productive limits of the producing interval and the unit configuration for the Leased Premises, the lands included within the production unit for a well shall be in the form of a square or rectangle.

4.                                       Top Lease; First Right of Refusal

In the event Lessor chooses to grant any remaining rights reserved by Lessor under this Lease to any party other than Lessee, then before any such grant Lessor shall provide Lessee with a writing setting forth all terms and conditions of such other grant, or a true copy of any lease or other document reflecting such grant. Lessee shall be afforded a period of at least thirty (30) calendar days following receipt of such written notice, during which time Lessee may elect to exercise this first right of refusal to assume the obligations of Lessee or grantee under such other proposed grant on the same terms and conditions contained therein. Should Lessee so elect, Lessee shall notify Lessor in writing within such thirty (30) day period, and submit therewith any up-front payments or other considerations described in such proposal, along with a signed lease or grant document accordingly.

5.                                       Definitions

(a)                                  Operations. “Operations” shall mean only (a) the production of oil, gas or other liquid hydrocarbons in paying quantities subsequent to drilling; or (b) the actual drilling, completing, reworking, recompleting, deepening, plugging back or repairing of a well in search for or in an endeavor to obtain production of oil or gas, conducted in good faith and with due diligence.

(b)                                 Division Order. Documents setting forth the proportional ownership of Lessor in Lease Products.

ARTICLE II.                            TERM OF LEASE

1.                                       Primary Term

This Lease shall become effective on the date of receipt by Lessor of the final signing bonus payment. Except as provided herein, this Lease shall remain in full force and effect for a period of five (5) years from such date (hereinafter referred to as “Primary Term”).

2.                                       Option To Renew/First Right of Refusal

Lessee is hereby given the option to extend by renewal the Primary Term of this Lease for one (1) additional three (3) year period. This option may be exercised by Lessee at any time up to 180 calendar days before the expiration of the original Primary Term by notifying Lessor in writing of Lessee’s intent to exercise its option and simultaneously therewith paying to Lessor at least 180 calendar days prior to termination of the Primary Term a lease bonus to Lessor in an amount equal to the original signing bonus per acre paid to Lessor by Lessee. Such payment shall be based upon the net acres then covered by this Lease and not at such time being maintained by other provisions hereof. Should this option be exercised, it shall be considered for all purposes as though this Lease originally provided for a Primary Term of eight (8) years.

3.                                       Pugh Clause

Production from, or operations conducted on, one unit will only maintain this Lease in force as to any parcel or parcels of land, all or a portion of which is included in the unit.  Except as provided in Paragraph 4 below, upon expiration of the Primary Term or any extension thereof, in the event a part or parts of the Leased Premises is pooled or unitized with other land so as to form a unit or units; operations on, completion of a well upon, or production from such pooled unit(s) will not maintain this Lease in force as to the land not included in such unit or units.  However, this Lease may be maintained in force as to any land covered hereby and not included in such unit or units as defined in Paragraph 4 below, or in any other manner that complies with this Lease’s terms.

4.                                       Continuous Development

If this Lease is maintained beyond the expiration of the primary term by production or otherwise, it will remain in force as to all acreage as long as there is no lapse of more than 180 days between the completion of one well and the commencement of the actual drilling operations on another well in a unit which includes the Leased Premises.  After a well is commenced, drilling operations must continue in a good and workmanlike manner in a good faith effort to reach the anticipated total depth with no cessation of operations for more than ninety (90) consecutive days.  For the purpose of computing the time for the commencement of actual drilling of a well, each well will be deemed to have been completed on the date of the release of the drilling rig from the drillsite, and each subsequent well will be deemed to have been commenced on the date of actual spud.  The permitted time between wells shall be cumulative so that if a well is commenced prior to the date it is required to be commenced, the number of days prior to the date on which the well should have been commenced shall be added to the time permitted for the next well.

5.                                       Partial Releases

Lessee shall have the right at any time during this Lease to release from the lands covered hereby any lands subject to this Lease and thereby may be relieved of all obligations hereafter accruing as to the acreage so released, provided that (a) Lessee may not release any portion of this Lease included in a pooled unit so long as operations are being conducted on such unit, and (b) any such partial release must release all depths in and under the lands so released.

6.                                       Termination of Record

Upon termination of this Lease as to any portion of the Leased Premises, Lessee shall, upon receipt of written request from Lessor, promptly deliver to Lessor a plat showing the designated production units around each well and a partial release containing a description (metes and bounds and map) of the acreage and depths not retained, in form suitable for recording. In addition, Lessee shall peaceably surrender the released premises to Lessor and remove any and all facilities, equipment and machinery from the site within ninety (90) days at Lessee’s expense. Further, the affected land shall be reclaimed in accordance with Article V, Section 1(m) of this Lease.

Upon termination of this Lease or any portion thereof, or upon expiration of this Lease, Lessee shall, upon receipt of written request from Lessor, provide Lessor documentation in recordable form of such termination or expiration within thirty (30) calendar days after the date of termination or expiration. Should Lessee fail to provide such documentation, Lessee hereby grants to Lessor the right and authority, after thirty (30) days prior written notice delivered to Lessee by certified mail at the address shown on this lease, or such other address as has been subsequently provided by Lessee to Lessor, to file an affidavit on record reflecting such expiration or termination, which filing shall be binding upon Lessee.

7.                                       Default

(a)                                  Examples of Default. In addition to any incidents of default described throughout this Lease, the occurrence of any of the following shall be deemed a default:

(i)                                     If any creditor of Lessee, its agents, and/or assigns, shall take any action to execute on, garnish or attach the assets of Lessee located upon the Leased Premises, or

(ii)                                  If a request or petition for liquidation, reorganization, adjustment of debts, arrangement, or similar relief under the bankruptcy, insolvency or similar laws of the United States or any state or territory thereof, or any foreign jurisdiction shall be filed by or against Lessee, or any formal or informal proceeding for the reorganization, dissolution or liquidation or settlement of claims against, or winding up of affairs of Lessee; or the garnishment, attachment, or taking by governmental authority of any collateral or other property of Lessee.

(b)                                 Notice of Default or Breach of Lease. In the event Lessor considers that Lessee is in default under this Lease or that Lessee has not complied with its obligations hereunder, both express and implied, including the non-payment of royalty or rent, Lessor shall notify Lessee in writing, setting out specifically in what respects Lessee is in default or Lessee has breached this Lease. Lessee shall then have sixty (60) days after date of receipt of said notice within which to meet or commence to meet all or any part of the breaches alleged by Lessor, or to correct any default. The service of said notice shall be precedent to the bringing of any claim or action by Lessor on this Lease for any cause, and no such claim or action shall be brought until the lapse of sixty (60) days after service of such notice on Lessee. Neither the service of said notice nor the doing of any acts by Lessee aimed to meet all or any of the alleged breaches or the default shall be deemed an admission or presumption that Lessee has failed to perform all of its obligations hereunder.

(c)                                  Default Remedies. Upon default by Lessee, Lessor shall be entitled to exercise any and all remedies available at law, in equity or otherwise, each such remedy being considered cumulative. No single exercise of any remedy set forth herein shall be deemed an election to forego any other remedy.  In the event of default, Lessor shall be entitled to recover against Lessee any attorney’s fees, investigation charges, filing fees, court costs, expert fees, or other similar expenses or costs expended by Lessor, should Lessee not voluntarily release said Lease.

ARTICLE III.  PAYMENT TO LESSOR

1.                                       Bonus Payment

(a)                                  Lessee agrees to pay Lessor $6,000 per acre as lease bonus for the lease, of which $,500,000 will be paid at signing. The remainder of the bonus payment shall be paid to Lessor within ninety (90) days following the date Lessee signs this Lease. By Lessor’s signing this Lease, Lessor promises to proceed with this Lease and be bound thereby upon Lessee’s paying the full amount of the bonus payment. Neither this Lease, nor any Memorandum of Lease shall be recorded by Lessee until the bonus payment has been received in full by Lessor, which receipt shall be acknowledged by Lessor in writing. All bonus payments and rentals made to Lessor under this Lease are non-refundable. Failure by Lessee to pay the bonus payment within the time described herein shall render this Lease null and void.

(b)                                 Lessee’s obligations to pay the signing bonus as described in Paragraph (a) above shall be subject to Lessee’s ability to satisfy itself that Lessor owns Marketable Title (as hereinafter defined) to the mineral rights of the Leased Premises.  For the purposes of this Lease, Marketable Title shall be determined as provided under Ohio’s Marketable Title Act, and the Ohio State Bar Association’s Standards of Title Examination and shall include the determination that the Leased Premises do not contain any restrictions, which would prevent Lessee from extracting oil and gas from underneath the Properties.  If Lessee determines that Lessor does not own Marketable Title to 100% of the Leased Premises described herein, then the signing bonus due to Lessor under Paragraph (a) shall be proportionately reduced by that amount of acreage which does not meet the Marketable Title requirements of this Paragraph.

2.                                       Royalty Payment

(a)                                  Oil Royalty.  To pay to the Lessor twenty percent (20%) royalty based upon the gross proceeds paid to Lessee from the sale of oil, including without limitation other liquid hydrocarbons or their constituents and products thereof recovered from the Leased Premises.

(b)                                 Gas Royalty.  To pay to the Lessor twenty percent (20%) royalty based upon the gross proceeds paid to Lessee for the gas marketed and used off the Leased Premises, including casinghead gas or other gaseous substance, and produced from each well drilled thereon, computed at the wellhead from the sale of such gas substances so sold by Lessee in an arms-length transaction to an unaffiliated bona fide purchaser, or if the sale is to an affiliate of Lessee, the price upon which royalties are based shall be comparable to that which could be obtained in an arms-length transaction (given the quantity and quality of the gas available for sale from the Leased Premises and for a similar contract term) and without any deductions or expenses.  For purposes of this Lease, “gross proceeds” means the total consideration paid for oil, gas, associated hydrocarbons, and marketable by-products produced from the Leased Premises without deductions of any kind except for tax obligations as described in Paragraph 2(b)(3) below.

(i)                                     Lessee shall pay to the Lessor royalty on any monetary settlement received by Lessee from any breach of contract by Lessee’s purchaser relating to the marketing, pricing, purchasing, or taking of oil or gas production from the Leased Premises.

(ii)                                  All royalties that may become due hereunder shall commence to be paid within 120 days after the first day of the month following the month during which any well commences production into a pipeline for sale of such production.  Thereafter, all royalties on oil shall be paid to Lessor on or before the last day of the second month following the month of production, and all royalties on gas shall be paid to Lessor on or before the last day of the third month following the month of production.  Each royalty payment shall contain a statement showing the name of the purchaser, the volume of production purchased, and said price paid.  Any sums not paid by Lessee when due shall bear interest at the rate of one and one-half percent (1.5%) per month.

(iii)                               Lessor and Lessee each shall pay their respective share of all Ad Valorem taxes, Lessor’s share to be equal to the percentage of royalty paid to Lessor.

3.                                       Audit Rights

Lessee grants to Lessor or Lessor’s designee the right at Lessor’s expense, to examine, audit, copy or inspect books, records, and accounts of Lessee pertinent to the audit purpose of verifying the accuracy of the reports and statements furnished to Lessor, and for checking the amount of payments lawfully due to Lessor under the terms of this agreement; however, such audit rights shall be limited to not more than one audit every two (2) years and shall not extend to any periods which are more than two (2) years prior to the date of such audit notice. In exercising this right, Lessor shall give reasonable notice to Lessee of its intended audit and such audit shall be conducted during normal business hours at the office of Lessee at the sole cost and expense of Lessor. However, if the amount of exceptions or deficiencies in royalty payments revealed by the audit equal or exceed 125% of the cost and expense of the audit, then the Lessee shall bear the cost and expense of the audit and all monies due (audit exceptions, costs, and expenses) shall be payable within thirty (30) days of the final determination of the amounts due.

4.                                       Security Interest

Lessor hereby retains a security interest in (a) all of the oil and gas produced and saved from the Leased Premises or lands pooled therewith, under and pursuant to this Lease, and (b) all proceeds of sale of such oil and gas and all accounts arising therefrom (the “Collateral”), to secure Lessee’s payment of royalties and compliance with the other terms and provisions of this Lease. In the event of default by Lessee, Lessor shall have the right to take possession of the Collateral, and to receive the proceeds attributable thereto and to hold same as security for Lessee’s obligations or to apply it on the amounts owing to Lessor hereunder. The collateral includes oil, casinghead gas, casinghead gasoline, condensate, distillate, gas and natural gas liquids, including any hydrocarbon or non-hydrocarbon minerals or products that may be associated with oil or gas to be financed at the wellhead of the wells and accounts from the sale thereof. This Lease, or memorandum thereof, (which shall contain the provisions of this paragraph) when filed in the real property records where the Leased Premises are located, shall constitute a financing statement. Additionally, Lessee agrees to cooperate with any UCC-1 filing requested by the Lessor.

5.                                       Shut-In and Minimum Royalties.

(a)                                  In the event that production of oil, gas, or their constituents is interrupted and not marketed for a period of twelve (12) months, and there is no producing well on the leasehold or lands pooled/unitized therewith, Lessee shall thereafter, as royalty for constructive production, pay an annual shut-in royalty in the amount of Twenty Dollars ($20) per net mineral acre until such time as production is reestablished (or Lessee surrenders the Lease) and this Lease shall remain in full force and effect.  During shut-in, Lessee shall have the right to rework, stimulate, or deepen and well on the leasehold or to drill a new well on the leasehold in an effort to re-establish production, whether from an original producing formation or from a different formation.  In the event that the production from the only producing well on the leasehold is interrupted for a period of less than twelve (12) months, this Lease shall remain in full force and effect without payment of royalty or shut-in royalty.

(b)                                 Limited Duration. After expiration of the Primary Term, the portion of the Leased Premises being held by the Lessee solely by the payment of shut-in royalty shall be released after a period of thirty-six (36) consecutive months or a cumulative total of forty-eight (48) months, unless given written consent by the Lessor to continue the well to be shut-in.

6.                                       Surface Damages

Provided that the Lessor is the current surface owner of a drillsite located on the Leased Premises, Lessee shall pay to Lessor the sum of Fifteen Thousand Dollars ($15,000) for a typical ten-acre site drill site location constructed on the Leased Premises, larger sites will be increased pro rata, which payment shall be paid prior to commencement of construction operations. Furthermore, upon prior separate written consent and agreement of Lessor, Lessee shall pay Lessor an amount of at least Ten Thousand Dollars ($10,000) for each post-drilling pit, pond or other in-ground containment excavation in which fluids or liquids pertaining to and involved with operations are to be stored (other than drilling pits) located on the Leased Premises.

7.                                       Property Taxes

In the event real property taxes pertaining to or attributable to the Leased Premises are increased in any manner by reason of the operations of Lessee on the Leased Premises, including, but not limited to any structures or improvements constructed on the Leased Premises, then Lessee agrees to pay a proportionate share of any such tax increase attributable to such operations or improvements.

8.                                       Agricultural Programs

In the event the Leased Premises is subject to any federal, state, local and/or agricultural assistance program (CAUV, CRP or Forest Land Program, including any interest and penalties thereon), and any roll-back or reimbursement or recoupment or retroactive assessment is made against the Leased Premises as a direct result the operations of Lessee on the Leased Premises, Lessee shall be responsible for paying any and all of such amounts, but only insofar as such amounts imposed result from operations on the portion of the Leased Premises actually utilized in Lessee’s operations. Lessee shall reimburse Lessor for the amount of such increase within thirty (30) days after Lessor provides Lessee with written documentation reflecting such increase and the basis thereof.

9.                                       Method of Payments

All money due under this Lease shall be paid to the Lessor by direct deposit by depositing the payment to the credit of the Lessor in the bank and account number as provided in writing by Lessor to Lessee prior to such payment (which bank shall continue as depository for all sums payable hereunder until any subsequent written notice otherwise is provided by Lessor to Lessee).

10.                                 Due Date

Any payment hereunder from Lessee to Lessor as required under this Lease (such as royalty payments or shut-in fee) shall unless otherwise specifically provided in this Lease be paid no later than ninety (90) calendar days following the end of the month or annual period which constitutes the period of time on which the payment is based.

11.                                 Lesser Interest

In the event the Lessor owns a lesser interest in the Leased Premises than the entire or undivided fee simple interest therein, then the royalties, delay rentals and other payments herein provided for shall be paid to the Lessor only in the proportion which such interest bears to the whole and undivided fee.

ARTICLE IV.                       TITLE ISSUES

1.                                       Lessor’s Representation Regarding Title to Leased Premises

Lessor makes no representation or warranty as to Lessor’s title to the Leased Premises other than that Lessor warrants and represents that Lessor is not aware of any unrecorded encumbrances, or encroachments or conditions affecting title to the Leased Premises other than those that would be observed on a location survey. It shall be Lessee’s burden and obligation to assure itself of the quality of title to the Leased Premises.

2.                                       Lessor Encumbrances After Lease Effective

Any mortgage, lease, easement, or other interest granted by Lessor voluntarily after this Lease becomes effective shall be subject to this Lease. In the event Lessor should become in default of any obligation of Lessor that is secured by any lien or encumbrance on the Leased Premises during the term of this Lease, Lessee may, at its option, pay and discharge any such obligation on behalf of Lessor after Lessee gives Lessor at least thirty (30) calendar days prior written notice of such intention to pay, and if, after Lessor’s receipt of such notice, Lessor makes no arrangement otherwise to address the amount in default. Should Lessee make such payment on behalf of Lessor, or by any other lawful means, Lessee shall be entitled to recover from Lessor by deduction from any future payments to Lessor, with interest at Ohio’s legal rate for judgments and amounts actually paid by Lessee for such obligations.

3.                                       Liens Against Lessee

In the event any lien or encumbrance is filed against the Leased Premises arising out of or pertaining to the operations by Lessee, Lessee shall within sixty (60) calendar days following the date such lien or encumbrance is recorded take steps to cause such lien or encumbrance to be released from record, and Lessee shall provide Lessor written evidence of such release. Lessee’s contention that the lien or encumbrance arises from a bona fide dispute shall not be grounds for Lessee’s failure or refusal to remove the lien or encumbrance as required herein.

ARTICLE V.         IMPACTS AND EFFECTS

1.                                       Surface Issues

The following provisions shall apply under this Lease, but only to the extent that the surface property affected by Lessee is owned by Lessor:

(a)           Compliance with Laws. Lessee shall be responsible for any and all acts or matters arising out of or pertaining to Lessee’s operations on the Leased Premises whether reasonably foreseen or unforeseen. All operations conducted by Lessee shall comply with federal, state and local law, statute, regulation and/or order, and the terms of this Lease.

(b)           Degree of Care. Lessee shall at all times conduct its operations as a prudent operator, and use reasonable safeguards to prevent its operations from:

(i)            causing or contributing to soil erosion;

(ii)           polluting or contaminating any environmental medium including the surface or subterranean soils and/or waters and ambient atmosphere in, on, under, or about the Leased Premises and surrounding properties;

(iv)          damaging crops, native or cultivated grasses, trees, or pastures;

(v)           harming or in any way injuring animals, whether domestic or wild on the Leased Premises;

(vi)          damaging buildings, roads, structures, improvements, farm implements, gates or fences.

(vii)         Lessee shall dispose of salt water, frac water or liquid waste oil and other waste in accordance with the rules and regulations of the Ohio Department of Natural Resources and all other applicable governmental authorities.

(viii)        Lessee shall clean up, remove, remedy and repair any soil or ground water contamination and damage caused by its presence or release of any contaminant in, on, under, or about the Leased Premises as a direct result of Lessee’s operations on the Leased Premises.  The parties acknowledge that Lessor is an active coal operator and that Lessee shall not be liable for any soil or water contamination that was or is caused by Lessor’s operations on the Leased Premises.

(c)           Disposal. Lessee shall not use the Leased Premises for the permanent disposal of any drill cuttings, or the storage or disposal of residual wastes. No disposal wells or any other devices or means of disposal of wastes or drilling liquids are permitted on the Leased Premises.

(d)           No Gas Storage. Lessee shall have no right to use the Leased Premises or any portion thereof, surface or subsurface, for gas, oil, or brine storage purposes.

(e)           Replace Barriers and Drain Tile. Lessee shall promptly replace any barriers, including but not limited to fences, gates and walls removed by Lessee during its operations on the Leased Premises. Lessee shall construct gates on all access roads upon written request from Lessor, and provide an access key or double lock system allowing access by both Lessor and Lessee. Gates are to be closed and locked when Lessee personnel are not on the Leased Premises. Lessee shall promptly replace any drain tile removed or damaged by Lessee during its operations.

(f)            Timber. Lessee and Lessor agree that prior to the removal of any and all marketable timber resulting from Lessee’s operations under the terms of this Lease, a qualified third party forester shall conduct an appraisal, and Lessee shall pay Lessor the said appraisal value prior to harvesting.

(g)           Use of Surface or Subsurface Water. Lessee is not permitted to use water from Lessor’s surface wells, ponds, lakes, springs, creeks, water courses or reservoirs on the Leased Premises without prior written consent and agreement with Lessor, separate from this Lease. Lessee shall not drill or operate any water well, take water, or inject any substance into the subsurface, or otherwise use or affect water in subsurface water formations.

(h)           Crops. Lessee will plan its surface operations in a manner that will reduce or minimize intrusion into crop fields. In the event such an intrusion cannot be avoided, Lessee shall compensate Lessor for the damage or loss of growing crops at reasonable market value.

(i)            Fencing by Lessee. Lessee shall:

(i) fence all wells and well sites, tank batteries, pits, separators, drip stations, pump engines, and other equipment placed on the Leased Premises with a fence capable of turning livestock;

(ii) keep such fences in good repair; and

(iii) keep all gates and fences closed at all times, or in lieu of gates, install cattle guards.

(j)            Pipelines and Excavations. When requested by Lessor prior to the laying of any pipeline, the top of any pipelines installed in Lessee’s operations shall be a minimum of thirty six (36) inches from the surface.  Lessor shall reasonably restore the surface of any portion of the Leased Premises disturbed by the laying of pipelines.  Lessor shall have the right to construct and lay drainage and other utility pipes, wires, and lines across or under Lessee pipelines in a manner which does not interfere with the use thereof.

(k)           Roads. Roadways or drives constructed by Lessee on the Leased Premises during active drilling or development phases shall not exceed fifty (50) feet in width, or a minimum width required to perform required operations. In the event of a producing well on the Leased Premises, any permanent access road for well servicing purposes shall be a maximum width of twenty (20) feet, or a minimum width required to perform maintenance and other operations.

Lessee agrees to improve, construct or maintain all roads used by it in good repair utilizing shale, gravel, or crushed stone, culverts, and supports as necessary to provide a smooth, rut-free all-weather surface, and when such roads are no longer being used, Lessee agrees upon Lessor’s request, to remove toppings and to restore the surface as nearly as possible to its former condition. Lessee shall not use shale, gravel or crushed stone from the Leased Premises without the prior written consent of Lessor. Lessee shall prevent its employees, agents and contractors from operating vehicles in a negligent manner or at speeds in excess of 25 miles per hour while on the Leased Premises.

(l)            Utilities.  Lessee’s rights hereunder may include burying or otherwise constructing necessary phone, electric, and data collection lines on the Leased Premises in connection with production from the Leased Premises, but such rights may not be assigned to a utility company, pipeline company, or anyone else who owns no interest in the Leased Premises or is otherwise not contracted or affiliated with Lessee for the purpose of carrying out the rights and obligations under this Lease. The right to use said pipelines terminates when production from the Leased Premises ceases and all wells associated therewith are plugged and abandoned.

(m)          Restoration of Leased Premises. On completion of any operations on the Leased Premises, Lessee shall restore the Leased Premises as nearly as practicable to pre-drilling conditions, or to applicable government standards if required, remove all debris, equipment and personal property which Lessee placed on the Leased Premises (except for equipment needed for the operation of producing wells, which shall be removed within six (6) months after a well permanently ceases to produce). For purposes hereof, “completion of operations” shall mean the completion of drilling operations as to equipment and facilities relating to drilling the final well on the pad site location, including any associated pits, tanks (or other excavations or facilities no longer needed for production), or in the event of a dry hole, all such facilities. Lessee shall keep the Leased Premises in a neat and clean condition.

(n)           Hazardous Materials. Lessee shall not use, dispose of or release on the Leased Premises or permit to exist or to be used, disposed of or released on the Leased Premises as a result of its operations any substances (other than those Lessee has been licensed or permitted by applicable public authorities to use on the Leased Premises) which are defined as “hazardous materials,” “toxic substances” or “solid wastes” in federal, state or local laws, statutes or ordinances. Should any pollutant, hazardous material, toxic substances, contaminated waste or solid waste be accidentally released on the Leased Premises, Lessee shall notify Lessor immediately after notifying the applicable governmental body of such event. Lessee shall be responsible for and timely pay all costs of clean-up, remediation, and other costs related to and arising from the event, including but not limited to penalties.

(o)           Firewalling and Maintenance of Production Equipment. Dikes, firewalls or other methods of secondary containment must be constructed and maintained at all times around all tanks, separators and receptacles so as to contain a volume of liquid equal to at least 1.25 times the total volume of such tanks, separators and other receptacles located within the boundaries of the firewall. Lessee shall keep all tanks and other equipment at each well location painted, and shall keep the well site and all roads leading thereto free of noxious weeds and debris.

(p)           Pits. Lessee shall have no right to dig any pits other than drilling pits (not storage pits) on the Leased Premises except with Lessor’s prior written consent. Any pit so permitted shall: (i) conform to all applicable regulatory requirements (state, local and federal), (ii) be planned to be deep enough to allow at least thirty-six (36) inches of back fill over the liner after grading to surrounding pre-drill contour and (iii) promptly after completion of final operations on the pad site location any backfill and the liners shall be removed and the pits shall be drained, prepared for burial, back filled, graded and planted within ninety (90) days (weather permitting). Lessee shall immediately notify Lessor and all applicable regulatory authorities if any pit lining is torn, punctured, or otherwise breached, allowing any fluid contained in a pit or designated to be contained in a pit to seep, leak or overflow through or around the liner.

(q)           Location of Surface Operations. For all areas inside the magenta-colored line depicted on Exhibit “B,” Lessee agrees to give four weeks written notice of any planned well to Lessor.

For all area inside the magenta-colored line depicted on Exhibit “B” where mining is projected, and near active mining, Lessor agrees to provide projected mining maps, within this area which are subject to be updated based on drilling and current information, to Lessee. Lessee shall obtain the written approval of Lessor for all well locations within this area. If Lessor objects to any such proposed well location, then Lessor agrees to cooperate in good faith with Lessee to find a suitable alternate location, but Lessor reserves the final say on well locations.

For all area inside the magenta-colored line depicted on Exhibit “B” which have been previously mined, and that are attached to active mining operations, Lessee agrees to drill any well in this area in such a manner so as to not interfere with the safety or ongoing operations of Lessor’s mining operations and Lessor agrees not to object to any proposed wells in this area. Lessee will be responsible for any damages incurred by Lessor, which are a result of Lessee conducting drilling operations in or around these previously mined areas. In addition, Lessee will be responsible for obtaining all government approvals related to drilling in or near these previously mined areas.

For the magenta-colored area depicted on Exhibit “B,” Lessor agrees not to object to or challenge any drilling permit applications, surface use or development efforts undertaken by Lessee so long as it conforms to the remainder of this lease.

For any portion of the leased lands where the surface is owned by Lessor, Lessee will obtain the written approval of Lessor for the location of wells, pipelines, tanks, roads and other surface structures or facilities, which approval shall not be unreasonably withheld.

Lessor agrees not to appeal wells 6H and 8H located on the Jewett Sportsman Club property, or any wells that fall within the confines of this well pad as it currently exists.

2.             Water Quality

Lessee shall test any of Lessor’s water wells located within 2,000 feet of any proposed well pad prior to commencement of and following drilling operations on said land in order to ensure that said water supply is not adversely affected by said operations.  In the event it is determined that said operations have adversely affected said water supply, then Lessee shall, at its own expense, use its best efforts to correct any such damage, disturbance or injury.

Testing of Lessor’s water supply shall be conducted by an independent testing laboratory approved in writing by Lessor qualified to test water for the entire array of chemicals and agents utilized by Lessee in its operations. Lessee shall pay all costs of testing. Lessor shall be provided complete copies of any and all testing results and data, and shall have full rights to contact the testing lab for inquiry and information.

3.             Water Testing Plan

In the event local governments having jurisdiction over the Leased Premises should develop a plan for testing or other analysis of water quality during the term of this lease, which plan could involve formation of a fund for specific or random tests of water quality in areas subject to oil and gas exploration which include the Leased Premises, then Lessee agrees to cooperate with such local governments in such a plan.

ARTICLE VI.        LIABILTY ISSUES

1.             Indemnity

Lessee agrees to defend, indemnify and hold harmless Lessor and Lessor’s heirs, successors, representatives, agents and assigns (“Indemnitees”), from and against any and all claims, demands and causes of action for injury (including death) or damage to persons or property or fines or penalties, or environmental matters arising out of, incidental to or resulting from the operations of or for Lessee or Lessee’s servants, agents, employees, guests, licensees, invitees or independent contractors, and from and against all costs and expenses incurred by Indemnitees by reason of any such claim or claims, including attorneys’ fees; and each assignee of this Lease, or an interest therein, agrees to indemnify and hold harmless Indemnitees in the same manner provided above. Such indemnity shall apply to any claim arising out of operations conducted under or pursuant to this Lease, however caused. The provisions of this paragraph shall survive the termination of this Lease.

2.             Insurance

(a)           A company licensed by the Ohio Department of Insurance to do business in the state shall underwrite all policies required by this Lease. Provided however, such insurance requirements may be met by a combination of self-insurance, primary and excess insurance policies.

(b)           Lessee shall assure that Lessee and any person acting on Lessee’s behalf under this Lease carries the following insurance with one or more insurance carriers at any and all times such party or person is on or about the Leased Premises or acting pursuant to this Lease, in such amounts as from time to time reasonably required by Lessor.

(i)                                     Workers Compensation and Employer’s Liability Insurance;

(ii)                                  Commercial General Liability and Umbrella Liability Insurance;

($5,000,000.00 Minimum coverage)

(iii)          Business auto and Umbrella Liability Insurance;

($5,000,000.00 Minimum coverage)

(iv)          Environmental Liability; ($5,000,000.00 Minimum coverage)

Upon Lessor’s request, the Lessee shall cause Certificates of Insurance evidencing the above coverage to be provided promptly upon request to Lessor.  The Commercial General Liability and Umbrella insurance policies required shall name the Lessor as an additional named insured with regard to the Leased Premises.

ARTICLE VII.       OTHER MATTERS

1.             Arbitration

Any questions concerning this Lease or performance thereunder shall be ascertained and determined by three disinterested arbitrators, one thereof to be appointed by the Lessor, one by the Lessee and the third by the two so appointed, and the majority vote award of such collective group shall be final and conclusive. In the event that the two appointees of Lessor and Lessee cannot agree upon the third, the parties shall thereupon submit to the rules and procedures of the American Arbitration Association. Arbitration proceedings shall be conducted at the county seat of the county where the leased property is located or such other place as the parties to such arbitration shall all mutually agree. Each party shall pay its own arbitrator and the costs of the third arbitrator (umpire) shall be borne equally. The determination rendered by the arbitrators may be entered in the court of general jurisdiction in the county where the Leased Premises is located.

Either party may apply to the arbitrators seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this agreement, seek from the court of general jurisdiction in the county where the Leased Premises is located any interim or provisional relief that is necessary to protect the rights of property of that party, pending the establishment of the arbitration tribunal and its decision.

The arbitrators shall consider dispute issues in accordance with and subject to the terms of this Lease.

2.             Force Majeure

In the event the Lessee is unable to perform any of the acts to be performed by the Lessee (except payment of money as required under the terms of this lease or required by a court of law) by reason of force majeure, including but not limited to acts of God, strikes, riots, and governmental restrictions including but not limited to restrictions on the use of roads, inability to obtain material, fire, or failure of transportation; or any other cause which makes performance of the Lessee’s duties unpractical, unreasonable or uneconomical, the Lessee shall provide written notice to Lessor within thirty (30) days of the force majeure event.  This Lease shall nevertheless remain in full force and effect until the Lessee can perform said act or acts and in no event shall the within Lease expire for a period of 120 days after the termination of any force majeure.  Any delay by a governmental agency beyond ninety (90) days from the date of application to obtain any required permit to drill, complete or re-work a well shall be grounds to invoke force majeure until the permit is granted.  If this Lease is the subject matter of any lawsuit, arbitration proceeding or action, then this Lease shall not expire during the pendency of such lawsuit, proceeding or action, or any appeal thereof, and the time period of the lawsuit, arbitration proceeding or action, or any appeal thereof, shall be added to the term of this Lease, absent such lawsuit, proceeding or action or any appeal thereof

3.             Governing Law

This Lease shall be governed in accordance with the laws of the State of Ohio.

4.             Due Diligence

If oil or gas is discovered on the Leased Premises, Lessee shall develop the Leased Premises as a reasonable and prudent operator and exercise due diligence in drilling such additional well or wells as may be necessary to fully develop the Leased Premises. Lessee shall protect the oil and gas in and under the Leased Premises from drainage by wells on adjoining or adjacent tracts or leases, including those held by Lessee or any affiliate of Lessee.

5.             Notices

Notices, consents, or other documents required or permitted by this Lease must be given by personal delivery, facsimile, reputable overnight courier (Federal Express or other), or sent by USPS registered or certified mail, return receipt requested, and postage paid. For purposes of notice, Lessor’s information is as follows:

Name	Burt Garofalo
Address	P.O. 415
Hopedale, OH 43976
Fax No.	(740) 937-2831

Lessee’s information is as follows:

Name	Henry J. Hood
Address	P.O. Box 18496
Oklahoma City, OK 73154
Fax No.	(405) 849-9400

Either party’s notice information may be changed upon prior written notice delivered to the other party.

Lessee shall designate a person who will be a point of contact for Lessor. Lessee shall provide Lessor such person’s name, address, telephone number, email address, and facsimile number. Such person shall be knowledgeable as to operations on the Lease, and have sufficient authority from Lessee to reasonably respond and address Lessor concerns.

6.             Reports and Documents

Upon Lessor’s written request, Lessee shall furnish Lessor copies of all title opinions covering the Leased Premises and promptly upon receipt by Lessee, notify Lessor of any judicial proceedings brought to the attention of Lessee affecting its position and rights under the Lease or the interest of Lessor in the Leased Premises as well as copies of all filings, statements, and reports made by Lessee with the Ohio Department of Natural Resources or other government agency pertinent to drilling, completing and equipping wells. Lessor shall have the right to inspect, audit Article III, Section 3 and copy all records of Lessee pertaining to the production and sale of oil and gas from the Leased Premises and the calculation and payment of Lessor’s royalty hereunder.

7.             Assignments

The rights and estate of any party hereto may be assigned from time to time in whole or in part and as to any horizon, subject to the written consent of the Lessor. Lessor’s consent shall not be unreasonably withheld. Provided, however, that consent from the Lessor shall not be required in the event of an assignment by Lessee: to an affiliate, subsidiary, or internal partner, joint venture partners or in consequence of a merger or amalgamation. All of the covenants, obligations, and considerations of this Lease shall extend to and be binding upon the parties hereto, their heirs, successors, assigns, and successive assigns. No assignment by Lessee (or any assignee of Lessee) of all or any part of or interest in this Lease shall relieve Lessee (or any assignee of Lessee) of any liability for breach of any covenant, warranty or other obligation of Lessee hereunder, whether theretofore or thereafter accrued. Each assignee of all or any portion of the rights of Lessee hereunder agrees to be bound by the provisions of this lease to the same extent as if such assignee were an original party to this Lease. Lessee will provide Lessor with a copy of any Assignment which must contain assignee’s name, address, and telephone number.

8.             Authorship

For the purpose of construction, interpretation, arbitration or adjudication, it shall be deemed that Lessee and Lessor contributed equally to the drafting of this instrument.

9.             Abandoned Well — Right to Purchase

Lessor may purchase any vertical well drilled which is located upon the Leased Premises and such well equipment necessary to operate the same at fair market salvage value, less estimated plugging cost, when any well has ceased to produce in paying quantities in the judgment of the Lessee, or Lessee otherwise determines to plug or remove surface equipment from any vertical well located on the Leased Premises.  Lessor shall have thirty (30) days, after receiving written notice, to exercise its option to purchase.  Should Lessor purchase any well or wells, it shall assume the responsibility of eventually plugging the same and shall execute such documents to this end with the State of Ohio as the State may require to effect proper well transfer.  Lessee shall cooperate with any reasonable due diligence conducted by Lessor associated with the purchase of any well or wells.  Upon the termination of the Lease and at Lessor’s request, Lessee must file for record at the county recorder’s office a release of the Lease.

10.           Condemnation

Any and all payments made by a Condemnor on account of a taking by eminent domain shall be the property of Lessor.

11.           Severability

If any portion of this Lease is held invalid or unenforceable by arbitration or any court of competent jurisdiction, the other provisions of this agreement will remain in full force and effect. Any provision of this agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

IN WITNESS WHEREOF, the parties have signed this Lease.

LESSOR:

/s/ Bruce Hann
WITNESS:
	By:	Bruce Hann
	Title:	Vice President, CAM-Ohio Real Estate LLC

LESSEE:
WITNESS:
/s/ Lester Zitkus

	By:	Lester Zitkus
	Title:	Vice President, Land- Eastern Division